May 24, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Konecranes Plc

Application for Withdrawal on Form RW for Draft Registration Statement on Form F-4

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Konecranes Plc (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s draft registration statement on Form F-4, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), confidentially submitted to the Commission on December 21, 2015.

The Company requests withdrawal of the Registration Statement because the Company and Terex Corporation (“Terex”) entered into a Stock and Asset Purchase Agreement (the “SAPA”), dated as of May 16, 2016, and in connection therewith the parties agreed to terminate the Business Combination Agreement, dated as of August 10, 2015 (the “Business Combination Agreement”) among the Company, Terex and certain other parties named therein by mutual written consent. As a result of the termination of the Business Combination Agreement, the proposed offering of the Company’s ordinary shares to be registered under the Registration Statement will not occur. Because the proposed offering will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably possible.

If you have any questions or comments concerning the foregoing, or requires any further information, please contact the undersigned at +358 20 427 2011 or Scott V. Simpson of Skadden, Arps, Slate, Meagher & Flom LLP at +44 207 519 7040.

Very truly yours,

/s/ Teo Ottola
Name:	Teo Ottola
Title:	Chief Financial Officer, Deputy Chief Executive Officer

/s/ Sirpa Poitsalo
Name:	Sirpa Poitsalo
Title:	Vice President, General Counsel

cc:

Division of Corporation Finance

Securities and Exchange Commission

Panu Routila

Konecranes Plc

Eric Cohen, Esq.

Terex Corporation

Scott V. Simpson, Esq.

Lorenzo Corte, Esq.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Philip Richter, Esq.

David L. Shaw, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

David Fisher, Esq.

Bryan Cave LLP